Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2008 Annual Meeting of Stockholders held on September 25, 2008, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Withheld
*Donald R. Dwight	24,399,143	428,360
*Stephen L. Isaacs	24,407,313	420,290
**William L. Koke	2,217,864	38,804
**David L. Meister	2,210,364	46,304

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class